Mail Stop 4561
via fax (925) 236-4321

August 27, 2007

John S. Chen
President and Chief Executive Officer
Sybase, Inc.
One Sybase Drive
Dublin, CA 94568

      Re: **Sybase, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed on March 1, 2007
              File No. 001-16493

Dear Mr. Chen:

      We have completed our review of your 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief